WorldGate Communications, Inc.

3190 Tremont Avenue

Trevose, PA 19053

(215) 354-5100

August 6, 2007

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	WorldGate Communications, Inc.
Registration Statement on Form S-3
Filed May 29, 2007
File No. 333-143323

Dear Mr. Spirgel:

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission to WorldGate Communications, Inc. (the “Company”) on June 27, 2007 regarding the above-described registration statement filed on May 29, 2007 (the “Registration Statement”).  In connection with this letter, the Company is filing a pre-effective amendment (“Amendment No. 1”) with respect to the Registration Statement.

For your convenience, we have repeated below in bold type the specific comments provided in the aforementioned letter and have set forth the response of the Company immediately below the applicable comment.

General

1.                                       We note that you are registering the sale of approximately 22 million shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at the time of each conversion, include a fixed price at which the security holder will sell the securities and identify the selling security holder as an underwriter in the filing.  If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•                                          The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•                                          The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•                                          The relationship of the selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•                                          The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or their affiliates in fees or other payments;

•                                          The discount at which the shareholder will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant, notes or option); and

•                                          Whether or not of the selling shareholder is in the business of buying and selling securities.

Company Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to reduce the number of shares of the Company’s common stock being registered for resale by the selling security holder under this Registration Statement to 7,716,416.  When combined with the 4,828,848 shares of common stock registered for resale pursuant to the Form S-3 filed by the Company on June 25, 2007 (No. 333-137216), the total number of shares registered for resale by the selling security holder is 12,545,264.  This number is less than 33% of the Company’s total outstanding common stock held by non-affiliates, which, as of July 20, 2007, is 38,015,953 shares.  As a result, we believe that this is a valid secondary offering under Rule 415.

Prospectus Summary, page 1

2.                                       Disclose the total dollar value of the securities underlying the convertible debentures and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

Company Response:  In response to the Staff’s comment, the Company notes that it has revised the Registration Statement and is not registering for resale any securities issuable upon the exercise of warrants.  Additionally, the Company has included the following disclosure on pages 3 and 4 in the Prospectus Summary:

Regarding the First Tranche (defined therein as the first tranche of the transaction that closed on August 11, 2006), on September 8, 2006, the Company filed an initial registration statement, No. 333-137216, for 7,975,752 shares of common stock, which included 7,798,333 shares underlying the convertible debentures and 177,419 commitment shares.  This registration statement went effective on September 19, 2006.  On June 25, 2007, the Company filed a post-effective amendment to Registration No. 333-137216, in which the number of shares to be registered was reduced to 4,828,848.  As of August 11, 2006, the market price of these 4,828,848 shares was $1.25 and the total dollar value was $6,036,060.  As of July 20, 2007, the market price of these shares is $0.50 and the total dollar value is $2,414,424….

Regarding the Second Tranche (defined therein as the second tranche of the transaction that closed on October 13, 2006), on May 29, 2007, the Company filed an initial registration statement, No. 333-143323, for 22,024,248 shares of common stock, which included 19,429,248 shares underlying the convertible debentures and 2,595,000 shares issuable upon the exercise of warrants.  On June 27, 2007, the Company received a comment letter from the Staff of the Securities and Exchange Commission regarding Registration No. 333-143323.  In response to the comment letter, the Company is filing this amendment to Registration No. 333-143323.  Among other changes, the number of shares to be registered is being reduced from 22,024,248 to 7,716,416, all of which are issuable upon the conversion of the convertible debentures.  As of October 13, 2006, the market price for these 7,716,416 shares was $1.36 and the total dollar value was $10,494,326.  As of July 20, 2007, the market price of these shares is $0.50 and the total dollar value is $3,858,208.

3.                                       Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible debentures transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, disclose the net proceeds to you from the sale of the convertible debentures and the total possible payments to the selling shareholders and any of its affiliates in the first year following the sale of the convertible debentures.

Company Response:  In response to the Staff’s comment, the Company has included the following table (“Table 1”) on page 5 in the Prospectus Summary.  The table provides information regarding possible payments by the Company to the selling security holder, its affiliates, or any person with whom the selling security holder has a contractual relationship regarding the transaction in connection with both the First Tranche and Second Tranche, as well as proceeds to the Company.  For purposes of this table, we have assumed that the entire $11,000,000 aggregate principal amount of the convertible debentures was issued and sold on August 11, 2006.

Maximum Commitment Fee(1)	Transaction Fees(2)	Maximum Interest Payments (3)	Maximum Redemption Premiums(4)	Maximum Liquidated Damages(5)	Total Maximum Payments in First Year(6)	Total Net Proceeds to Company(7)
$222,000	$685,000	$1,980,000	$1,100,000	$1,320,000	$3,987,000	$8,113,000

(1)             The Company issued to the investor 177,419 commitment shares of common stock with a fair value at issuance of approximately $222,000.

(2)             The Company paid to Yorkville Advisors LLC an aggregate of $685,000 in closing, structuring and due diligence fees in connection with the transaction.  The selling security holder has advised us that Yorkville Advisors is the investment manager and an affiliate of the selling security holder.

(3)             The convertible debentures have a maturity of three years and an interest rate of 6% per annum.  $1,980,000 is the maximum amount of interest that we would be obligated to pay assuming all the convertible debentures remain outstanding until the maturity date. We may pay accrued interest in either cash or, at our option, in shares of our common stock.

(4)             Under certain circumstances, we have the right to redeem the full principal amount of the convertible debentures prior to the maturity date by repaying the principal plus a redemption premium of 10%. This represents the maximum redemption premium we would pay assuming we redeem all of the convertible debentures prior to maturity at the highest redemption premium.

(5)             Pursuant to the Investor Registration Rights Agreement, dated August 11, 2006, between the Company and the selling security holder, the Company shall pay liquidated damages to the selling security holder in the event that (i) a registration statement is not timely filed, (ii) a registration statement is not timely declared effective by the SEC or (iii) sales cannot be made pursuant to the registration statement.  Such liquidated damages shall be equal to 1% of the liquidated value of the outstanding convertible debentures for each thirty day period in which the Company fails to satisfy clauses (i), (ii) or (iii) above.  In no event, however, shall liquidated damages exceed 12% of the aggregate purchase price of $11,000,000, which is $1,320,000.  Pursuant to the Amendment and Waiver, dated November 22, 2006, as amended, between the Company and the selling security holder, the parties eliminated liquidated damages for the Company’s failure to satisfy clauses (i) and (ii) above in connection with the Second Tranche.

(6)             Total maximum payments that the Company may be required to make for the twelve months following the sale of all the convertible debentures include $222,000 in commitment fees, $685,000 in transaction fees, $660,000 in interest payments (6% per annum), $1,100,000 in redemption premiums and $1,320,000 in liquidated damages.

(7)             Total net proceeds to the Company assuming that we are not required to make any payments as described in footnotes (4) and (5).

4.             Disclose in a table:

•	the gross proceeds paid or payable to you in the August 2006 private placement;
•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 3 above;
•	the resulting net proceeds to you; and
•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other WorldGate Communications securities that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 7 and 8 below.

Further, please disclose — as a percentage — the total amount of all possible payments as disclosed in response to comment 3 above and the total possible discount to the market price of the shares underlying the convertible debentures and warrants as disclosed in response to comment 7 below divided by the net proceeds to you from the sale of the convertible debenture and warrants.

Company Response:  In response to the Staff’s comment, the Company has included the following table (“Table 2”) on page 6 in the Prospectus Summary. The table provides information regarding proceeds to and payments by the Company, as well as the discount (premium) to market price available to the selling security holder upon conversion of the debentures.  For purposes of this table, we have assumed that the entire $11,000,000 aggregate principal amount of the convertible debentures was issued and sold on August 11, 2006.

Total Gross Proceeds Payable to Company(1)	Total Maximum Payments by Company(2)	Net Proceeds to Company(3)	Total Possible Discount (Premium) to Market Price(4)	Total Payments and Discount (Premium) as Percentage of Net Proceeds(5)
$11,000,000	$5,307,000	$5,693,000	$(3,142,857)	38.01%

(1)             Total gross proceeds payable to us.

(2)             Total maximum payments payable by the Company, including the commitment fees, transaction fees, interest payments, redemption premiums and liquidated damages.

(3)             Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1).

(4)             Premium to market price available to selling security holder assuming full conversion by selling security holder at conversion price as of August 11, 2006, calculated in footnote (6) to Table 4.

(5)             Total payments and premium available to selling security holder as percentage of net proceeds calculated by dividing the sum of footnotes (2) and (4) by footnote (3).

5.                                       Please revise the first paragraph on page 3 to briefly describe the “certain circumstances” under which the convertible debenture holders are entitled to have the conversion price adjusted to correspond to common stockholders’ rights.

Company Response:  In response to the Staff’s comment, the Company has revised the first paragraph on page 3 in the Prospectus Summary:

There are some restrictions on the holder’s right to convert the convertible debentures.  The holder could not/cannot make any conversions below $1.75 per share (i) until the earlier of the date registered common stock can be issued pursuant to such conversion or January 1, 2007, (ii) which would exceed $500,000 in principal amount in any calendar month, or (iii) which would result in the issuance of more than 840,000 shares of our common stock per calendar month (provided that this maximum share limit will be waived by the Company unless it elects to pay the holder in cash the difference in value between 840,000 shares and the number of shares the holder wishes to convert, up to the $500,000 per month conversion limit).  If the Company is in default under the convertible debentures, these limitations are waived. The holder is also not restricted in making conversions at $1.75.  In no case, however may the holder convert the convertible debentures if it would result in beneficial ownership of more than 9.99% of our outstanding common stock (though this provision can be waived by the holder upon 65 days prior notice).  If the Company, at any time while the convertible debentures are outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its common stock or any other equity or equity equivalent securities payable in shares of common stock, (b) subdivide outstanding shares of common stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, or (d) issue by reclassification of shares of the common stock any shares of capital stock of the Company, then the convertible debenture holder is entitled to have the conversion price adjusted to correspond to common stock holders’ rights to any such stock dividend, stock split, stock combination or reclassification of shares. The $1.75 conversion price is also subject to a weighted average dilution adjustment if the Company issues shares (apart from certain excluded issuances) of its capital stock at an effective price of less than $1.75 per share.  The Company also granted the convertible debentures holders a security interest in all of its assets.  Moreover, the Company is required to register the shares of common stock issuable to the investor for resale to the public pursuant to a registration rights agreement, containing customary terms, conditions and indemnities.  The private placement includes numerous provisions intended to protect the institutional investor, including a cash payment penalty in which the Company shall pay liquidated damages to the selling security holder in the event that (i) a registration statement is not timely filed, (ii) a registration statement is not timely declared effective by the SEC or (iii) sales cannot be made pursuant to the registration statement.  Such liquidated damages shall be equal to 1% of the liquidated value of the outstanding convertible debentures for each thirty day period in which the Company fails to satisfy clauses (i), (ii) or (iii) above.  In no event, however, shall liquidated damages exceed 12% of the aggregate purchase price of $11,000,000, which is $1,320,000.  Pursuant to the Amendment and Waiver, dated November 22, 2006, as amended, between the Company and the selling security holder, the parties eliminated liquidated damages for the Company’s failure to satisfy clauses (i) and (ii) above in connection with the Second Tranche.  The Company has recorded no liability in connection with these liquidated damage provisions.

Selling Security Holder, page 5

6.                                       Please revise to disclose the natural person or persons who exercise dispositive powers with respect to the shares to be offered by Cornell Capital Partners, L.P.

Company Response:  In response to the Staff’s comment, the Company has revised page 8 of the Selling Security Holder section to disclose that Mark Angelo is the person who exercises dispositive powers with respect to the shares to be offered by Cornell Capital Partners, L.P.

7.                                       Please disclose the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed in separate columns or rows:

•                                          the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

•                                          the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated by using the price per share established in the convertible debenture;

•                                          the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the debenture);

•                                          the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

•                                          the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

•                                          the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Company Response:  In response to the Staff’s comment, the Company has included the following table (“Table 4”) on page 8 in the Selling Security Holder section.  The following table provides information regarding the value of our common stock underlying the convertible debentures and the potential discount (premium) to market price available to the selling security holder upon conversion of the debentures. For purposes of this table, we have assumed that the entire $11,000,000 aggregate principal amount of the convertible debentures was issued and sold on August 11, 2006.

Market Price(1)	Conversion Price(2)	Total Shares Underlying Debentures(3)	Total Value of Shares at Market Price(4)	Total Value of Shares at Conversion Price(5)	Total Possible Discount (Premium) to Market Price(6)
$1.25	$1.75	6,285,714	$7,857,143	$11,000,000	$(3,142,857)

(1)             Market price per share of our common stock as of August 11, 2006.

(2)             For the purposes of calculating the conversion price per share of our common stock as of August 11, 2006, we have assumed that the conversion is at the request of the selling security holder and that the shares of common stock issuable upon conversion were registered for resale.  The conversion price is subject to customary adjustments for corporate events, among other things.  Pursuant to the terms of the convertible debentures, the conversion price is equal to the lesser of the fixed conversion price of $1.75, or the market conversion price, defined as 90% of the average of the lowest daily volume weighted average trading prices per share of our common stock during the fifteen trading days immediately preceding the conversion date.  The selling security holder was not permitted to convert the debentures at the market conversion price until the earlier of the effective date of the registration statement or January 1, 2007.  Accordingly, the conversion price per share as of August 11, 2006 was $1.75.

(3)             Total number of shares of common stock underlying the convertible debentures assuming full conversion as of August 11, 2006.

(4)             Total market value of shares of common stock underlying the convertible debentures assuming full conversion as of August 11, 2006 and based on the market price of the common stock as of August 11, 2006.

(5)             Total value of shares of common stock underlying the convertible debentures assuming full conversion as of August 11, 2006 and based on the conversion price applicable to a conversion at the request of the selling security holder.

(6)             Premium to market price available to selling security holder assuming full conversion by selling security holder at conversion price as of August 11, 2006, calculated by subtracting the result in footnote (5) from the result in footnote (4).

8.                                       Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other WorldGate Communications securities that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed in separate columns or rows:

•                                          market price per share of the underlying securities on the date of the sale of that other security;

•                                          the conversion exercise price per share as of the date of the sale of that other security, calculated as follows:

•                                          if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                                          if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                                          the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                                          the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                                          the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                                          the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Company Response:  In response to the Staff’s comment, the Company has revised the Registration Statement and is not registering any securities underlying any other warrants, options, notes, or other Company securities that are held by the selling shareholder or any affiliates of the selling shareholder.

9.                                       Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                                          the date of the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                                          the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                                          the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                                          the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•                                          the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Company Response:  In response to the Staff’s comment, the Company notes that there were two tranches to this transaction, the first of which was completed on August 11, 2006 (the “First Tranche”) and the second of which was completed on October 13, 2006 (the “Second Tranche”).  Prior to August 11, 2006, there were no securities transactions between the Company and the selling security holder, any affiliates of the selling security holder, or any person with whom the selling security holder has a contractual relationship regarding the transaction.  To the extent that the First Tranche can be considered a “prior securities transaction,” the Company has included the following table (“Table 5”) on page 9 in the Selling Security Holder section.  The following table summarizes certain aspects of the First Tranche.

Total Shares Outstanding Prior to Transaction(1)	Total Shares Outstanding Prior to Transaction held by Non-Affiliates(2)	Total Shares of Common Stock Issuable in Transaction(3)	Percentage of Outstanding Common Stock Issuable in the Transaction(4)	Market Price Per Share of Common Stock Prior to Transaction(5)	Current Market Price Per Share of Common Stock(6)
40,070,634	34,155,267	3,428,571	10.04%	$1.28	$0.50

(1)             Total shares of common stock outstanding prior to August 11, 2006.

(2)             Total shares of common stock outstanding prior to August 11, 2006 and held by persons other than the selling security holder, its affiliates, or affiliates of the Company.

(3)             Total shares of common stock issued or issuable in connection with the First Tranche assuming full conversion as of August 11, 2006 at $1.75 per share.

(4)             Percentage of total issued and outstanding securities that were issued or issuable in the First Tranche, calculated by dividing the figure in footnote (3) by the figure in footnote (2).

(5)             Market price per share of the Company’s common stock as of August 10, 2006.

(6)             Market price per share of the Company’s common stock as of July 20, 2007.

10.           In a table, provide disclosure that compares:

•                                          the number of shares outstanding prior to the convertible debenture and warrant transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•                                          the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•                                          the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•                                          the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•                                          the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company Response:  In response to the Staff’s comment, the Company has included the following table (“Table 6”) on page 10 in the Selling Security Holder section.  The following table provides information regarding shares of common stock outstanding, registered, and held or sold by the selling security holder:

Shares Outstanding Prior to Transaction held by Non-Affiliates (1)	Shares Registered for Resale by Selling Security Holder in Prior Registration Statements(2)	Shares Registered for Resale and Held by Selling Security Holder(3)	Shares Registered for Resale and Sold by Selling Security Holder (4)	Shares Registered for Resale by Selling Security Holder in Current Transaction (5)
34,298,081	4,828,848	1,045,000	4,041,904	7,716,416

(1)             Shares of common stock outstanding prior to October 13, 2006 and held by persons other than the selling security holder, its affiliates, or affiliates of the Company.

(2)             Shares of common stock registered for resale by the selling security holder or affiliates in connection with the First Tranche.

(3)             Shares of common stock registered for resale by and held by the selling security holder or affiliates as of July 20, 2007.

(4)             Shares of common stock registered for resale by and sold by the selling security holder or affiliates in registered resale transactions as of July 20, 2007.

(5)             Shares of common stock registered for resale by the selling security holder or affiliates in connection with the Second Tranche.

11.                                 We note your statement on page 7 indicating that Cornell Capital Partners has been advised by the company that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date of the filing of this registration statement.  Disclose whether — based on information obtained from the selling shareholder — the selling shareholder has an existing short position in your common stock and, if the selling shareholder has an existing short position in your stock, the following additional information:

•              the date on which such selling shareholder entered into that short position; and

•                                          the relationship of the date on which such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

Company Response:  In response to the Staff’s comment, the Company has revised page 11 of the Plan of Distribution section to disclose that the selling security holder has advised the Company that, as of July 20, 2007, it holds 1,045,000 shares of our common stock and does not have an existing short position in our common stock.

12.                                 Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible debentures, the overlying securities.

Company Response:  In response to the Staff’s comment, the Company has included the following disclosure on page 2 in the Prospectus Summary:

The Company has the intention to, and believes that it will have the financial ability to, make all required payments on the convertible debentures when due.

13.           Provide the following information:

•                                          a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•                                          copies of all agreements between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Company Response:  In response to the Staff’s comment, the Company confirms that a description of the relationships and arrangements between and among the Company, the selling security holder, any affiliates of the selling security holder, or any person with whom the selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons), is presented in the prospectus and all agreements between or among those parties are included as exhibits to the registration statement.  For the Staff’s reference, however, we note that, in addition to the agreements referred to in the prospectus, the Company entered into the following agreements with the selling security holder that are not material and are not required to be filed as exhibits:

Nondisclosure Agreement, dated April 9, 2007, Conversion Notices (in the form of Exhibit A to the Secured Convertible Debenture), and an Amendment and Waiver, dated November 22, 2006, as amended.

*   *   *   *

Please direct any questions with respect to the comments addressed above to the undersigned at (215) 354-5105 or to Walter J. Mostek, Jr. of Drinker Biddle & Reath LLP at (610) 993-2233.

Very truly yours,

WORLDGATE COMMUNICATIONS, INC.

By:	/s/ Randall J. Gort
Randall J. Gort
Vice President, Chief Legal Officer and Secretary